Exhibit 3.2

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

Deloitte LLP Suite 700 850-2nd Street SW Calgary AB T2P 0R8 Canada Tel: 403-267-1700 Fax: 403-264-2871 www.deloitte.ca

Independent Auditor's Report

To the Shareholders and the Board of Directors of Strathcona Resources Ltd.

Opinion

We have audited the consolidated financial statements of Strathcona Resources Ltd. (the "Company"), which comprise the consolidated statements of financial position as at December 31, 2024 and 2023, and the consolidated statements of income and comprehensive income, changes in equity and cash flows for the years then ended, and notes to the consolidated financial statements, including material accounting policy information (collectively referred to as the "financial statements").

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2024 and 2023, and its financial performance and its cash flows for the years then ended in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”).

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards ("Canadian GAAS"). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matter

A key audit matter is a matter that, in our professional judgment, was of most significance in our audit of the consolidated financial statements for the year ended December 31, 2024. This matter was addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on this matter.

Property Plant and Equipment – Oil and natural gas properties — Refer to Notes 3 and 5 to the financial statements

Key Audit Matter Description

The Company’s property, plant and equipment includes oil and natural gas properties. Oil and natural gas properties, including related facilities are depleted using the unit-of-production method (“depletion”) based on total estimated proved plus probable reserves. The Company engages independent reserve engineers to estimate oil and natural gas reserves using estimates, assumptions and engineering data.

The development of the Company’s proved plus probable oil and natural gas reserves that are used to determine depletion requires management to make significant estimates and assumptions related to future oil and natural gas prices, reserves, and future development costs.

Given the significant judgments made by management related to oil and natural gas prices, reserves, and future development costs, these estimates and assumptions are subject to a high degree of estimation uncertainty. Auditing these estimates and assumptions required auditor judgment in applying audit procedures and in evaluating the results of those procedures.

How the Key Audit Matter Was Addressed in the Audit

Our audit procedures related to future oil and natural gas prices, reserves, and future development costs used to measure oil and natural gas properties included the following, among others:

•	Evaluated oil and natural gas prices by independently developing a reasonable range of forecasts based on reputable third-party forecasts and market data and comparing those to the oil and natural gas prices selected by management.

•	Evaluated the Company’s independent reserve engineers by examining reports and assessing their scope of work and findings and assessing the competence, capability and objectivity by evaluating their relevant professional qualifications and experience.

•	Evaluated the reasonableness of reserves by testing the source financial information underlying the reserves and comparing the reserve volumes to historical production volumes.

•	Evaluated the reasonableness of future development costs by testing the source financial information underlying the estimate, comparing future development costs to historical results, and evaluating whether they are consistent with evidence obtained in other areas of the audit.

Other Information

Management is responsible for the other information. The other information comprises:

•	Management's Discussion and Analysis

•	The information, other than the financial statements and our auditor’s report thereon, in the Annual Report.

Our opinion on the financial statements does not cover the other information and we do not express any form of assurance conclusion thereon. In connection with our audit of the financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

We obtained Management's Discussion and Analysis and the Annual Report prior to the date of this auditor’s report. If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact in this auditor’s report. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with IFRS Accounting Standards as issued by the IASB, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company's financial reporting process.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian GAAS will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Canadian GAAS, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•	Plan and perform the group audit to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business units within the Company as a basis for forming an opinion on the financial statements. We are responsible for the direction, supervision and review of the audit work performed for purposes of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor’s report is Mandeep Singh.

/s/ Deloitte LLP

Chartered Professional Accountants

March 4, 2025

Calgary, Alberta

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Cdn$ millions

As at	Note	December 31, 2024	December 31, 2023
Assets
Current
Accounts receivable	14	348.2	334.6
Inventory		47.8	43.3
Prepaid expenses and deposits		30.0	28.1
Cross-currency swap asset	6, 14	28.6	—
Other assets		4.5	—
Risk management asset	14	47.0	41.3
Total current assets		506.1	447.3
Property, plant and equipment	5	10,456.4	10,030.1
Other assets		15.0	19.5
Total assets		10,977.5	10,496.9

Liabilities
Current
Accounts payable and accrued liabilities		918.7	783.8
Deferred revenue		57.4	37.5
Cross-currency swap liability	6, 14	—	39.6
Lease and other obligations	7	64.5	43.8
Decommissioning provision	8	40.9	36.6
Risk management liability	14	44.6	125.4
Total current liabilities		1,126.1	1,066.7
Debt	6	2,461.6	2,665.0
Lease and other obligations	7	282.5	362.4
Decommissioning provision	8	249.8	314.7
Deferred tax liability	13	990.7	741.4
Risk management liability	14	43.1	19.6
Total liabilities		5,153.8	5,169.8

Equity
Share capital	12	3,590.5	3,590.5
Contributed surplus		49.9	49.9
Retained earnings		2,183.3	1,686.7
Total equity		5,823.7	5,327.1
Total liabilities and equity		10,977.5	10,496.9

Commitments and contingencies (Note 15)

See accompanying notes to the consolidated financial statements.

/s/ Cody Church	/s/ Navjeet (Bob) Singh Dhillon
Cody Church, Director	Navjeet (Bob) Singh Dhillon, Director

1 | STRATHCONA RESOURCES LTD.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

Cdn$ millions, except per share amounts

For the Year Ended December 31,	Note	2024	2023
Revenues and other income
Oil and natural gas sales	9	5,336.4	4,748.3
Sale of purchased products		75.0	46.3
Royalties		(662.7)	(556.9)
Oil and natural gas revenues		4,748.7	4,237.7
(Loss) gain on risk management contracts	14	(44.0)	69.6
Other income		0.1	1.0
		4,704.8	4,308.3

Expenses
Purchased product		75.0	46.5
Blending costs		1,081.5	1,058.3
Production and operating		811.7	796.3
Transportation and processing		577.0	482.9
General and administrative		101.1	91.9
Interest	6	170.2	206.2
Transaction related costs	4	1.0	3.8
Finance costs	10	88.3	75.3
Depletion, depreciation and amortization	5	873.5	732.9
Foreign exchange loss (gain)	11	68.2	(22.1)
Unrealized gain on Sable remediation fund		(0.1)	(0.2)
		3,847.4	3,471.8

Loss on settlement of other obligations	7	(4.4)	—
Income before income taxes		853.0	836.5
Income tax expense	13	249.3	249.3
Income and comprehensive income		603.7	587.2
Net income per share
Basic and Diluted	12	2.82	2.94

See accompanying notes to the consolidated financial statements.

2 | STRATHCONA RESOURCES LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

Cdn$ millions

	Note	Share Capital	Contributed Surplus	Retained Earnings	Total Equity
Balance as at December 31, 2022		3,052.8	49.9	1,099.5	4,202.2
Equity issuance - employees		0.7	—	—	0.7
Equity issuance – Pipestone Acquisition	4	537.0	—	—	537.0
Income and comprehensive income		—	—	587.2	587.2
Balance as at December 31, 2023		3,590.5	49.9	1,686.7	5,327.1

Dividends	12	—	—	(107.1)	(107.1)
Income and comprehensive income		—	—	603.7	603.7
Balance as at December 31, 2024		3,590.5	49.9	2,183.3	5,823.7

See accompanying notes to the consolidated financial statements.

3 | STRATHCONA RESOURCES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Cdn$ millions

For the Year Ended December 31,	Note	2024	2023
Cash flow from (used in) operating activities
Net income		603.7	587.2
Items not involving cash	17	1,332.7	971.1
Decommissioning costs	8	(35.7)	(37.9)
Changes in non-cash working capital	17	92.1	4.3
		1,992.8	1,524.7

Cash flow from (used in) financing activities
Draw of debt	6, 11	—	375.3
Repayment of debt	6, 11	(339.2)	(700.0)
Repayment of acquired debt	4	—	(179.2)
Lease and other obligations	7	(236.8)	(52.3)
Debt issuance costs		(11.4)	(4.7)
Issuance of common shares, net of share purchases		—	0.7
Cash dividends paid		(107.1)	—
Changes in non-cash working capital	17	—	0.6
		(694.5)	(559.6)

Cash flow from (used in) investing activities
Property, plant and equipment expenditures	5	(1,295.6)	(1,026.8)
Property acquisitions and dispositions, net	5	(41.0)	—
Capitalized transaction costs	4	—	(23.4)
Changes in non-cash working capital	17	38.3	50.8
		(1,298.3)	(999.4)
Change in cash		—	(34.3)
Cash, beginning of period		—	34.3
Cash, end of period		—	—

Cash interest paid		175.9	214.6

See accompanying notes to the consolidated financial statements.

4 | STRATHCONA RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

All amounts are expressed in Cdn$ millions unless otherwise noted

1. DESCRIPTION OF BUSINESS

All amounts are expressed in Cdn$ millions unless otherwise noted

Strathcona Resources Ltd. (“Strathcona” or the “Company”) is a corporation resulting from the amalgamation of Strathcona Resources Ltd. and Pipestone Energy Corp. ("Pipestone") on October 3, 2023, pursuant to a plan of arrangement under the Business Corporations Act (Alberta) (the “ABCA”), (the "Arrangement"). Upon completion of the Arrangement, Strathcona's Common Shares were listed on the TSX under the trading symbol "SCR" and commenced trading on October 5, 2023. Strathcona exists under, and is governed by, the provisions of the ABCA. These consolidated financial statements reflect the historical financial information of Strathcona Resources Ltd., and commencing on October 3, 2023, also reflect the results of Pipestone.

At December 31, 2024, approximately 90.8% of the Company’s shares were owned by certain limited partnerships comprising of Waterous Energy Fund and its affiliates (collectively, “WEF”).

On January 31, 2025, two of the limited partnerships comprising WEF completed a share pass-through transaction resulting in the disposition of 24,010,576 common shares of Strathcona by WEF to their limited partners. Following completion of this transaction, WEF owns approximately 79.6% of the Company's shares.

Strathcona is engaged in the exploration, acquisition, development and production of petroleum and natural gas reserves in western Canada. The consolidated financial statements (the “financial statements”) include the results of Strathcona Resources Ltd. and its wholly owned subsidiaries.

The Company’s head office is located at Suite 1900, 421 – 7 Avenue SW, Calgary, Alberta, Canada, T2P 4K9.

2. BASIS OF PREPARATION

Preparation

These financial statements have been prepared in accordance with IFRS® Accounting Standards (the “Accounting Standards”) as issued by the International Accounting Standards Board (“IASB”). These financial statements were authorized for issue by the Board of Directors on March 4, 2025.

These financial statements have been prepared on the historical cost basis except for those items that are presented at fair value as detailed in the accounting policies disclosed in Note 3.

In these financial statements, all amounts are expressed in Canadian dollars (“CAD” or “C$”) unless otherwise indicated, which is the Company’s functional and presentation currency.

Use of estimates and judgments

The preparation of the financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from those estimated.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimates are revised and in any future years affected.

Information about certain areas of estimation uncertainty and critical judgments in applying accounting policies that affect amounts recognized in these financial statements is as follows:

Business combinations

Management is required to exercise judgment in determining whether assets acquired and liabilities assumed constitute a business. A business consists of an integrated set of assets and activities, comprised of inputs and processes, that is capable of being conducted and managed as a business by a market participant.

Business combinations are accounted for using the acquisition method of accounting, whereby the net identifiable assets acquired are recorded at fair value. The fair value of individual assets is often required to be estimated, which may involve estimating the fair values of proved plus probable reserves, tangible assets, undeveloped land, intangible assets and other assets. These estimates incorporate assumptions using indicators of fair value, as determined by management. Changes in any of the estimates or assumptions used in determining the fair value of the net identifiable assets acquired may impact the carrying values assigned to assets acquired and liabilities assumed and could have a material impact on earnings.

5 | STRATHCONA RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

All amounts are expressed in Cdn$ millions unless otherwise noted

Identification of cash-generating units (“CGUs”)

For the purpose of impairment testing, assets that cannot be tested individually are grouped together into CGUs, which are the smallest group of assets that generate cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets. Determination of what constitutes a CGU is subject to management’s judgment. Factors considered in the classification include the integration between assets, shared infrastructure, the existence of common sales points, geography, geological structure and the manner in which management monitors and makes decisions about its operations. As such, the determination of a CGU may have an impact on the carrying value of the Company's assets in future periods and current periods.

Oil and natural gas reserves

Proved and probable reserves have been estimated by external experts and are based on a number of underlying assumptions including oil and natural gas prices, future costs, oil and natural gas in place and reservoir performance, all of which are inherently uncertain. Established industry techniques are used to generate these estimates, however, the reserves that are ultimately recovered cannot be known with certainty until the end of the field’s life. Changes in reserves estimates could have a material impact on unit-of-production rates used for depletion, timing of decommissioning obligations and impairment of oil and natural gas properties. The Company’s reserves are evaluated annually and reported to the Company by its independent qualified reserves evaluator.

Recoverability of property, plant and equipment

The Company has significant investments in property, plant and equipment. Changes in circumstances or expectations of future performance of an individual asset may be an indicator that the asset is impaired requiring the carrying value to be written down to its recoverable amount. Evaluating whether an asset is impaired requires a high degree of judgment in estimating relevant future cash flows, based on assumptions about the future market prices, production output and discount rates.

Exploration and evaluation (“E&E”) assets

The accounting for E&E assets requires management to make judgments as to whether E&E activities have discovered a sufficient amount of economically recoverable reserves, which requires the quantity and realizable value of such reserves to be estimated and could be impacted by a shift in demand as global energy markets transition to a lower carbon-based economy. Previous estimates are sometimes revised as new information becomes available.

E&E assets remain capitalized as long as sufficient progress is being made in assessing whether the recovery of the reserves is technically feasible and commercially viable. The concept of “sufficient progress” is a judgmental area, and it is possible to have E&E assets remain classified as such for several years while additional E&E activities are carried out or the Company seeks government, regulatory, or internal approval for development plans. E&E assets are subject to ongoing management review to confirm the continued intent to establish the technical feasibility and commercial viability of the discovery. When management is making this assessment, changes to project economics, expected capital investments and production costs, results of other operators in the region, and access to infrastructure and potential infrastructure expansions are important factors considered.

Decommissioning provision

The Company has obligations in respect of decommissioning its oil and natural gas properties. The present value of the obligation is calculated based on estimated future cash flows, timing of remediation activities, estimated inflation rate and the credit adjusted discount rate applied. Assumptions, based on current economic factors, have been made to estimate the future liability. However, the actual cost of decommissioning is uncertain and cost estimates may change in response to numerous factors including changes in legal requirements, technological advances, inflation and the timing of expected decommissioning and restoration.

Leases

Management applies judgment in reviewing each of its contractual arrangements to determine whether the arrangement contains a lease within the scope of IFRS 16 - Leases (“IFRS 16”). Leases that are recognized are subject to further management judgment and estimation in various areas specific to the arrangement. The estimates and assumptions related to the application of IFRS 16 include:

•	Incremental borrowing rate: The incremental borrowing rates are based on judgments including economic environment, term, currency and the underlying risk inherent to the asset. The carrying balance of the right-of-use

6 | STRATHCONA RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

All amounts are expressed in Cdn$ millions unless otherwise noted

(“ROU”) assets, lease obligations and the resulting accretion and depreciation expense, may differ due to changes in the market conditions and lease term.

•	Lease term: Lease terms are based on assumptions regarding extension terms that allow for operational flexibility and future market conditions.

Financial Instruments

The estimated fair value of financial instruments is reliant upon a number of estimated variables including forward curves for commodity prices and foreign exchange rates. A change in these factors could result in a change to the overall estimated valuation of the instrument.

Income taxes

The calculation of deferred income tax assets and liabilities is based on management’s interpretation of applicable laws, regulations, relevant court decisions and estimates regarding the timing of reversals of temporary differences.

3. MATERIAL ACCOUNTING POLICY INFORMATION

Basis of consolidation

The financial statements include accounts of the Company and its subsidiaries. Subsidiaries are entities controlled by the Company. Subsidiaries are consolidated from the date that control commences until the date that control ceases. The accounting policies of subsidiaries align with the policies adopted by the Company. Intercompany balances and transactions, and any unrealized income and expenses arising from intercompany transactions, are eliminated in preparing the financial statements.

Foreign currency

Transactions in foreign currencies are translated to Canadian dollars at exchange rates on the respective dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated to Canadian dollars at the period end exchange rate. Non-monetary assets that are measured in a foreign currency at historical cost are translated using the exchange rate at the date of the transaction. Foreign currency differences arising on translation are recognized in earnings and are reported on a net basis.

Inventory

Inventory consists of raw crude oil, diluent and blended crude oil at the Company’s facilities, and in-transit via pipeline and rail. Inventory is carried at the lower of cost and net realizable value. Cost is determined by the first-in first-out method and includes direct purchase costs and costs of production (royalties, production and operating costs, transportation and processing costs, blending costs and depletion of oil and natural gas properties). Net realizable value is the estimated selling price in the ordinary course of business, less applicable selling expenses.

Property, plant and equipment

(i)	General

Oil and natural gas properties and corporate assets, collectively, “property, plant and equipment”, are measured at cost less accumulated depletion, depreciation and amortization and accumulated impairment losses.

(ii)	Oil and natural gas properties

The initial cost of an asset comprises of its purchase price or construction cost, any costs directly attributable to bringing the asset into operation and the initial estimate of a decommissioning obligation.

Costs incurred subsequent to the determination of technical feasibility and commercial viability and the costs of replacing parts are recognized as oil and natural gas properties only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenditures are recognized in earnings as incurred. Such capitalized expenditures generally represent costs incurred in developing proved and/or probable reserves and bringing on or enhancing production from such reserves. The carrying amount of any significant replaced or sold component is derecognized. The costs of the day-to-day servicing of oil and natural gas properties are recognized in earnings as incurred.

7 | STRATHCONA RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

All amounts are expressed in Cdn$ millions unless otherwise noted

When significant parts of an item of oil and natural gas properties have different useful lives, they are accounted for as separate items.

Gains and losses on disposal of an item of oil and natural gas properties are determined by comparing the proceeds from disposal with the carrying amount of oil and natural gas properties and are recognized in earnings.

(iii)	Corporate assets

Costs associated with intangible assets, office furniture, fixtures, leasehold improvements, information technology and other corporate assets are carried at cost and depreciated based on the estimated useful lives of the assets.

Corporate assets also includes the recognition of ROU assets, in accordance with IFRS 16. ROU assets are depreciated on a straight-line basis over the shorter of the asset’s useful life and the lease term. Depreciation on ROU assets is recognized in depletion, depreciation and amortization.

(iv)	Non-monetary exchanges

Non-monetary exchanges of oil and natural gas properties are measured at fair value, unless the transaction lacks commercial substance or the fair value of the asset received or given up cannot be reliably measured. When fair value is not used, the carrying amount of the asset given up is used as the cost of the asset acquired.

(v)	Depletion and depreciation

Oil and natural gas properties, including related facilities, are depleted using the unit-of-production method by reference to the ratio of production in the period to the related proved and probable reserves, taking into account estimated future development costs necessary to bring those reserves into production. For purposes of this calculation, petroleum and natural gas reserves are converted to a common unit of measurement on the basis of their relative energy content where six thousand cubic feet of natural gas equates to one barrel of oil. These estimates are prepared by independent reserve engineers at least annually. Oil and natural gas properties are grouped with assets that are dedicated to serving the same reserves.

The estimated useful lives of depreciable assets are as follows:

Furniture and office equipment	30% declining balance
Computer hardware and systems software	30% declining balance
Vehicles	30% declining balance
Facilities	Straight-line over 15 - 20 years
Computer application software	Straight-line over 1 year
Leasehold improvements	Straight-line over the term of the lease

Exploration for and evaluation of mineral resources

E&E costs incurred prior to obtaining the legal right to explore are expensed. Costs incurred after the legal right to explore an area has been obtained are capitalized as exploration and evaluation assets. These costs can include license acquisition, geological and geophysical, drilling, sampling and other directly attributable internal costs. Exploration and evaluation assets are not depreciated and are accumulated in cost centers until technical feasibility and commercial viability of the project, area or field is determined or the assets are determined to be impaired. Technical feasibility and commercial viability of E&E assets is dependent upon the assignment of a sufficient amount of economically recoverable crude oil, condensate, natural gas, and natural gas liquids reserves and available infrastructure to support commercial development, as well as obtaining the appropriate internal and external approvals.

Once technical feasibility and commercial viability has been established for a project, area or field, the exploration and evaluation assets attributable to those reserves are first assessed for impairment by comparing the carrying amount to the greater of the assets’ fair value less costs of disposal or value in use and are then transferred from exploration and evaluation assets to oil and natural gas properties. If a decision is made by the Company not to continue an E&E project, the E&E is derecognized and all associated costs are charged to the statement of comprehensive income in E&E expense at that time.

Impairment of non-financial assets

CGUs are reviewed at each reporting date to determine whether there is any indication that the carrying amount may exceed its recoverable amount. If any such indication exists, an impairment test is performed by comparing the CGU’s carrying value to its estimated recoverable amount. The recoverable amount of a CGU is the greater of its value in use and its fair value less

8 | STRATHCONA RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

All amounts are expressed in Cdn$ millions unless otherwise noted

costs of disposal. An impairment loss is recognized if the carrying amount of a CGU exceeds its estimated recoverable amount.

Impairment losses are recognized in earnings. Impairment losses recognized in respect of CGUs are allocated to reduce the carrying amounts of the assets in the CGU on a pro rata basis.

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss may be reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depletion, depreciation and amortization, if no impairment loss had been recognized.

Business combinations

The acquisition method of accounting is used to account for business combinations. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of the exchange. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Company's share of the net fair value of the identifiable assets, liabilities and contingent liabilities is recorded as goodwill. If the cost of an acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized immediately in earnings.

Transaction costs that are incurred in connection with a business combination, other than those associated with the issuance of debt or equity securities, are recognized in earnings.

There is an option to apply a concentration test that permits a simplified assessment of whether an acquired set of activities and assets is in fact a business. The optional concentration test is met if substantially all of the fair value of the assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets. An entity may make such an election separately for each transaction or other event. If the concentration test is met, the set of activities and assets is determined not to be a business and no further assessment is needed.

Leases

On the date that a leased asset becomes available for use, the Company recognizes an ROU asset and a corresponding lease obligation. Accretion expense associated with the lease obligation is charged to earnings over the lease period with a corresponding increase to the lease obligation. The lease obligation is reduced as payments are made against the principal portion of the lease. The ROU asset is depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis. Depreciation of the ROU asset is recognized in depletion, depreciation and amortization.

A lease obligation is measured at the commencement date of the lease term at the present value of the lease payments that have not yet been paid as of that date. The ROU asset is measured at cost, which is comprised of the amount of the initial measurement of the lease obligation, less any incentives received net of any onerous contracts, plus any lease payments made at, or before, the commencement date and initial direct costs and asset restoration costs, if any.

The rate implicit in the lease is used to determine the present value of the liability and ROU asset arising from a lease, unless this rate is not readily determinable, in which case the Company’s incremental borrowing rate is used. Generally, the Company uses its incremental borrowing rate as the discount rate.

The lease obligation is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option. A corresponding adjustment is made to the carrying amount of the ROU asset, or is recorded in the earnings if the carrying amounts of the ROU asset has been reduced to $nil.

Provisions

(i)	General

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The discount rate is adjusted for the Company’s credit risk. Provisions are not recognized for future operating losses. The unwinding of the discount is recognized as a finance cost.

9 | STRATHCONA RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

All amounts are expressed in Cdn$ millions unless otherwise noted

(ii)	Decommissioning provision

The Company’s activities give rise to dismantling, decommissioning and site disturbance remediation activities. A provision is made for the estimated cost of site restoration and capitalized in the relevant asset category.

Decommissioning provisions are measured at their present value at the statement of financial position date, based on management’s best estimate of the expenditures required to settle the obligation at the end of the asset’s useful life. On a periodic basis, management reviews these estimates and changes are applied prospectively. Subsequent to the initial measurement, the provision is adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The increase in the provision due to the passage of time is recognized as finance costs (accretion expense) whereas increases/decreases due to changes in the estimated future cash flows are capitalized. Actual costs incurred upon settlement of the decommissioning provisions are charged against the provision.

Financial instruments

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired, or when the Company has transferred substantially all risks and rewards of ownership.

Financial assets and liabilities are offset and the net amount is reported on the consolidated statement of financial position when there is a legally enforceable right to offset the recognized amounts, and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

i) Accounts Receivable

Accounts receivable, which are non-derivative financial assets that have fixed or determinable payment terms and are not quoted in an active market, are classified as financial assets at amortized cost and are reported at amortized cost. They are included in current assets.

ii) Financial Derivative Instruments

Risk management contracts and cross-currency swaps are financial derivative instruments and are included in current assets and liabilities, except for those with maturities greater than 12 months after the end of the reporting period, which are classified as non-current assets and liabilities. The Company has not designated any of its financial derivative contracts as hedging instruments. The Company's financial derivative instruments are classified as financial assets or liabilities at fair value through profit or loss and are reported at fair value with changes in fair value recorded in net income or loss.

iii) Accounts Payable and Accrued Liabilities and Long-term Debt

These financial instruments are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers or repay borrowings from lenders. They are classified as current liabilities if payment is due within one year or less. These financial instruments are classified as financial liabilities at amortized cost and are reported at amortized cost.

iv) Impairment of Financial Assets

The Company recognizes loss allowances for expected credit losses ("ECLs") on its financial assets measured at amortized cost. Due to the nature of its financial assets, the Company measures loss allowances at an amount equal to expected lifetime ECLs. Lifetime ECLs are the anticipated ECLs that result from all possible default events over the expected life of a financial asset. ECLs are a probability-weighted estimate of credit loss and are discounted at the effective interest rate of the related financial asset.

Fair value measurements

All financial and non-financial assets and liabilities for which fair value is measured or disclosed in these financial statements are further categorized using a three-level hierarchy based upon the inputs used to measure fair value:

•	Level 1: Values are based on unadjusted quoted market prices in active markets for identical assets or liabilities.

•	Level 2: Values are based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•	Level 3: Values are based on unobservable inputs.

10 | STRATHCONA RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

All amounts are expressed in Cdn$ millions unless otherwise noted

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs. At each reporting date, the Company determines whether transfers have occurred between levels in the hierarchy by reassessing the level of classification for each asset or liability measured or disclosed at fair value.

Fair values in these financial statements have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

•	The value in use or fair value less costs of disposal is calculated to determine the recoverable amount of non-financial assets that are tested for impairment.

•	The fair value of risk management contracts, foreign exchange swaps, or cross-currency swaps are based on listed market prices, if available. If a listed market price is not available, then fair value is estimated by discounting the difference between the contractual price and the current forward price for the residual maturity of the contract using a risk-free interest rate.

•	The fair value of long-term debt is based upon observable market data and/or other sources utilizing assumptions that market participants would use to determine fair value.

Revenue

Revenues from the sale of crude oil and natural gas are measured based on the consideration specified in contracts with customers. The Company recognizes revenue when it transfers control of the product to the buyer and collection is reasonably assured. This is generally considered to occur when legal title to the product passes to customers, which is when it is physically transferred to the pipeline or other transportation method agreed upon. Purchases and sales of products that are entered into in contemplation of each other with the same counter party are recorded on a net basis. Royalty income is recognized as it accrues in accordance with the terms of the overriding royalty agreements.

The Company satisfies its performance obligations in contracts with customers upon the delivery of crude oil and natural gas, which is generally at a point in time. Performance obligations for services are satisfied over time as the service is provided. The Company sells its production of crude oil and natural gas pursuant to variable price contracts which generally have a term of one year or less. The transaction price for variable price contracts is based on the commodity index price, adjusted for quality, location and other factors depending on the contract terms. The amount of revenue recognized is based on the agreed transaction price with any variability in transaction price recognized in the same period.

The Company’s revenue transactions do not contain significant financing components and payments are typically collected on the 25th day of the month following the prior month’s production, with revenue being recorded once the product is delivered to a contractually agreed upon delivery point. The Company does not disclose or quantify information about remaining performance obligations that have an original expected duration of one year or less and it does not have any long-term contracts with unfulfilled performance obligations.

Deferred revenue

For certain oil sales transported by rail, Strathcona receives consideration before the performance obligation is satisfied. The Company reports this as deferred revenue. The Company recognizes revenue when it transfers control of the product to the buyer and collection is reasonably assured.

Blending and transportation and processing expenses

The costs associated with the transportation of oil and natural gas, including the cost of diluent used in blending, are recognized when the product is sold.

Income tax

Income tax expense includes current and deferred tax. Income tax expense is recognized in earnings except to the extent that it relates to a business combination, items recognized directly in equity or other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date and any adjustment in respect of previous years.

Deferred tax is recorded for the effect of any temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor

11 | STRATHCONA RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

All amounts are expressed in Cdn$ millions unless otherwise noted

taxable profit or loss. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Net income per share

Basic net income per share is calculated by dividing the net income attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted net income per share is determined by adjusting the net income attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all potential common shares.

Segment reporting

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses. Segment results include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. All inter-segment transactions are eliminated on consolidation.

The operating segments of the Company have been derived because: (a) they engage in business activities from which revenues are earned and expenses are incurred; (b) their operating results are regularly reviewed by the Company’s chief operating decision makers, identified as the Company’s Chief Financial Officer, Chief Commercial Officer, Chief Operating Officer and Executive Chairman to make decisions about resources to be allocated to each segment and assess its performance; and (c) discrete financial information is available. The Company has four business units established to monitor operational performance of groups of assets at a disaggregated level; financial performance and capital allocation decisions are made at the operating segment level. The chief operating decision makers evaluate financial performance and allocate resources to operating segments primarily based on field operating earnings. Field operating earnings is defined as oil and natural gas sales and sale of purchased product less royalties, purchased product, production and operating expenses, blending costs, transportation and processing expenses and depletion, depreciation and amortization.

Changes in accounting policies

Future Accounting Pronouncements

The Company has not early adopted any standard, interpretation or amendment that has been issued but not yet effective.

IFRS 18 Presentation and Disclosure in Financial Statements

In April 2024, the IASB finalised issuance of Presentation and Disclosure in Financial Statements, which will replace IAS 1, “Presentation of Financial Statements”. The objective of IFRS 18 is to set out requirements for the presentation and disclosure of information in general purpose financial statements to help ensure they provide relevant information that faithfully represents an entity’s assets, liabilities, equity, income and expenses and provide disclosures on management-defined performance measures in the notes to the financial statements. The standard is effective for annual periods beginning on or after January 1, 2027. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

4. ACQUISITIONS

2024

For the year ended December 31, 2024, there were no significant acquisitions.

2023

Acquisition of Pipestone Energy Corp.

On October 3, 2023, Strathcona completed the acquisition of Pipestone, at which time Pipestone and Strathcona were amalgamated and formed Strathcona Resources Ltd. The acquisition was structured through the Arrangement, where existing

12 | STRATHCONA RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

All amounts are expressed in Cdn$ millions unless otherwise noted

Pipestone shareholders received 0.067967 common shares of Strathcona Resources Ltd. for each Pipestone common share (19,010,920 Strathcona Resources Ltd. common shares), and Strathcona shareholders received 0.089278 common shares of Strathcona Resources Ltd. for each Strathcona Class A or Class B common share (195,224,688 Strathcona Resources Ltd. common shares).

The consideration for the acquisition was valued using the acquisition date fair value of Pipestone's equity interest as it was based on a quoted and reliable market price. The value of the consideration was $537.0 million.

The Company opted to apply the optional IFRS 3 concentration test, which resulted in the Pipestone acquisition being accounted as an asset acquisition.

The results of operations of Pipestone are included in these financial statements from the date of closing of the acquisition on October 3, 2023.

Assets Acquired and Liabilities Assumed

The following table summarizes the total consideration paid and net assets acquired:

Consideration
Fair value of common shares issued	537.0
Capitalized transaction costs	23.4
Total consideration	560.4

Accounts receivable	54.1
Prepaid expenses and deposits	8.9
Risk management asset	1.1
Oil and natural gas properties	772.1
Right of use asset	106.2
Accounts payable and accrued liabilities	(89.3)
Risk management liability	(4.2)
Debt	(179.2)
Lease liability	(106.2)
Decommissioning provision	(3.1)
Net assets acquired	560.4

13 | STRATHCONA RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

All amounts are expressed in Cdn$ millions unless otherwise noted

5. PROPERTY, PLANT AND EQUIPMENT

	Oil and natural gas properties	Exploration and evaluation assets	Corporate Assets	Right of Use Assets	Total
Cost
Balance, January 1, 2023	9,848.6	117.3	37.6	127.4	10,130.9
Additions	1,017.5	—	10.9	61.8	1,090.2
Pipestone Acquisition (Note 4)	772.1	—	—	106.2	878.3
Change in decommissioning provision (Note 8)	66.2	—	—	—	66.2
Balance, December 31, 2023	11,704.4	117.3	48.5	295.4	12,165.6
Additions	1,287.2	—	9.0	16.8	1,313.0
Acquisitions and dispositions	41.0	—	—	—	41.0
Change in decommissioning provision (Note 8)	(52.9)	—	—	—	(52.9)
Balance, December 31, 2024	12,979.7	117.3	57.5	312.2	13,466.7

Accumulated DD&A and Impairment
Balance, January 1, 2023	(1,351.0)	—	(29.2)	(26.5)	(1,406.7)
Depletion, depreciation and amortization	(694.5)	—	(5.7)	(28.6)	(728.8)
Balance, December 31, 2023	(2,045.5)	—	(34.9)	(55.1)	(2,135.5)
Depletion, depreciation and amortization	(820.7)	—	(7.4)	(46.7)	(874.8)
Balance, December 31, 2024	(2,866.2)	—	(42.3)	(101.8)	(3,010.3)

Net book value, December 31, 2023	9,658.9	117.3	13.6	240.3	10,030.1
Net book value, December 31, 2024	10,113.5	117.3	15.2	210.4	10,456.4

For the year ended December 31, 2024, $52.1 million of direct and incremental overhead charges were capitalized ($38.0 million for the year ended December 31, 2023).

The calculation of depletion for the year ended December 31, 2024 includes $11.5 billion of estimated future development costs required to bring the Company’s estimated proved plus probable reserves to production (December 31, 2023 – $13.0 billion). Depletion includes an adjustment related to oil inventory of $1.3 million (December 31, 2023 – $4.1 million).

At December 31, 2024, the Company evaluated its CGUs for indicators of impairment and determined that no indicators were present.

14 | STRATHCONA RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

All amounts are expressed in Cdn$ millions unless otherwise noted

6. DEBT

As at	December 31, 2024	December 31, 2023
Revolving Credit Facility - due Mar 28, 2028(1)	1,766.9	2,036.3
Senior Notes - due Aug 1, 2026	719.2	662.2
Unamortized debt issuance costs	(24.5)	(33.5)
Debt	2,461.6	2,665.0

(1)	The Company periodically borrows from its Revolving Credit Facility in US dollars (“USD” or “US$”) and concurrently enters into cross-currency interest rate swap (“CCS”) contracts to take advantage of an interest rate arbitrage that results from the relationship between CAD and USD interest rates and forward foreign exchange curves. Foreign currency risk associated with these borrowings are offset at the time of borrowing using CCS contracts (see Note 14). Debt on the balance sheet includes the CAD equivalent of USD borrowings, translated at the period end exchange rate, which does not include the offsetting impact of CCS contracts. At December 31, 2024, the CCS contracts had an asset value of $28.6 million (December 31, 2023 - $39.6 million liability) and total debt includes an unrealized loss of $28.6 million (December 31, 2023 - unrealized gain of $41.3 million) related to USD borrowings on the Revolving Credit Facility. Unrealized gains or losses on USD borrowings and offsetting unrealized gains or losses on CCS contracts are included in foreign exchange gains or losses on the Consolidated Statements of Income and Comprehensive Income (see Note 11).

Bank Credit Facilities

(a)	Covenant-Based Revolving Credit Facility and Term Credit Facility

As at December 31, 2024, the Company had a covenant-based revolving credit facility of $2.5 billion (December 31, 2023 - $2.3 billion) with a syndicate of Canadian, U.S. and international financial institutions (the “Revolving Credit Facility”). In January 2025, the Company amended and restated the credit agreement governing the Revolving Credit Facility to, among other things, add a US$175.0 million covenant-based term facility (the "Term Credit Facility" and together with the Revolving Credit Facility, the "Credit Facilities") to its bank Credit Facilities (such credit agreement as so amended and restated, the “Credit Agreement”) and to incorporate an accordion feature which permits the Company to increase the Credit Facilities available under the Credit Agreement by up to an additional $250.0 million, subject to the satisfaction of certain conditions.

The Credit Facilities have a maturity date of March 28, 2028, provided that the maturity date will be May 1, 2026 if the Senior Notes (as defined below) remain outstanding and have not been refinanced or legally defeased at such date. There are no mandatory payments on either the Revolving Credit Facility or the Term Credit Facility. Borrowings under the Revolving Credit Facility may be drawn and repaid from time to time by the Company in Canadian or U.S. dollars. The Term Credit Facility was made available by way of a single advance, which was fully funded on January 29, 2025. Borrowings under the Term Credit Facility are available in U.S. dollars only and amounts repaid by the Company may not be re-borrowed. The proceeds of the Term Credit Facility were used to repay borrowings under the Revolving Credit Facility. In addition, the Revolving Credit Facility is not a borrowing base facility and does not require annual or semi-annual reviews.

The Credit Facilities bear interest at the applicable prime lending rate, base rate, Canadian Overnight Repo Rate Average ("CORRA") or Secured Overnight Financing Rate (“SOFR”) plus applicable margins. The applicable margin charged by the lenders is dependent on the Company’s Senior Debt to Adjusted EBITDA ratio (as defined below) for the most recently completed quarter. The Credit Facilities are guaranteed by the Company's subsidiaries, and are secured by a security interest in substantially all of the existing and future assets of the Company and its subsidiaries, including by way of a floating charge debenture granted by the Company and each of its subsidiaries.

As at December 31, 2024, the Company had letters of credit outstanding under the Revolving Credit Facility of $1.6 million (December 31, 2023 - $10.6 million).

15 | STRATHCONA RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

All amounts are expressed in Cdn$ millions unless otherwise noted

(b)	Availability under bank credit facility

Availability under the Company's Revolving Credit Facility is calculated as follows:

As at	December 31, 2024	December 31, 2023
Credit capacity	2,500.0	2,300.0
Credit facility debt at period end exchange rate	(1,766.9)	(2,036.3)
Unrealized loss (gain) on US borrowings	28.6	(41.3)
Letters of credit outstanding	(1.6)	(10.6)
Availability	760.1	211.8

(c)	Financial Covenants

The Credit Agreement has three financial covenants which are calculated quarterly (as set out below).

(i)	Total Debt to Adjusted EBITDA Ratio – All debt excluding the Financing Agreement (see Note 7), capital leases and letters of credit constituting debt (“Total Debt”), each as defined in the Credit Agreement shall not exceed 4.0 times trailing 12-month net income before non-cash items, income taxes, interest expense and extraordinary and non-recurring losses, adjusted for material acquisitions or dispositions as if they occurred on the first day of the calculation period (“Adjusted EBITDA”). For the purposes of Adjusted EBITDA, lease payments are deducted from the calculation if a lease would have been considered an operating lease before the adoption of IFRS 16. Total Debt may include the value of the Company’s undiscounted inactive abandonment and reclamation obligations for a material jurisdiction if the liability management ratio in that jurisdiction falls below the minimum maintenance level required under the Credit Agreement (1.0 in British Columbia and 2.0 in all other material jurisdictions). Liability management ratios are calculated by provincial regulators based on deemed asset and deemed liability values determined by the respective regulator, other than for British Columbia, which is calculated by the Company based on past practice of the BC Oil and Gas Commission.

(ii)	Senior Debt to Adjusted EBITDA Ratio – Total Debt excluding permitted junior debt (e.g. Senior Notes), as defined in the Credit Agreement, shall not exceed 3.5 times trailing 12-month Adjusted EBITDA.

(iii)	Interest Coverage Ratio – Trailing 12-month Adjusted EBITDA, shall not be less than 3.5 times cash interest expense, as defined in the Credit Agreement.

As at December 31, 2024, the Company was in compliance with such financial covenants, which are summarized in the following table:

As at	December 31, 2024
Total Debt to Adjusted EBITDA Ratio (≤ 4.00)	1.20
Senior Debt to Adjusted EBITDA Ratio (≤ 3.50)	0.85
Interest Coverage Ratio (≥ 3.50)	10.95

Senior Notes

As at December 31, 2024, Strathcona had $719.2 million (December 31, 2023 - $662.2 million) of senior unsecured notes outstanding, in aggregate principal amount of US$500.0 million, due August 1, 2026 (the “Senior Notes”). The Senior Notes bear interest at 6.875% per annum, payable semi-annually in arrears on February 1 and August 1 of each year. The Senior Notes are redeemable at Strathcona’s option, in whole or in part, at the following redemption prices:

Date	Price
August 1, 2024	101.719%
August 1, 2025 and thereafter	100.000%

The Senior Notes have no financial maintenance covenants.

16 | STRATHCONA RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

All amounts are expressed in Cdn$ millions unless otherwise noted

Demand Letter of Credit Facility

As at December 31, 2024, the Company had a $100.0 million (December 31, 2023 - $100.0 million) demand letter of credit facility with a financial institution (the “LC Facility”). The LC Facility is supported by an account performance security guarantee issued by Export Development Canada in favour of the financial institution. The Company and its subsidiaries have indemnified Export Development Canada for the amount of any payment made by Export Development Canada to the financial institution pursuant to such account performance security guarantee; however, the obligations under such indemnity are unsecured. The letters of credit outstanding under the LC Facility do not impact the Company’s borrowing capacity under the Revolving Credit Facility. As at December 31, 2024, the Company had letters of credit in the amount of $70.3 million (December 31, 2023 - $69.0 million) outstanding under the LC Facility.

Interest Expense

For the Year Ended December 31,	2024	2023
Credit facilities interest(1)	146.1	178.4
Senior Notes interest	47.1	46.4
Realized gain on interest rate swaps	(23.0)	(18.6)
Interest expense	170.2	206.2

(1)	Interest on bank credit facilities in 2023 includes interest on the Revolving Credit Facility and, prior to its repayment on December 28, 2023, the then term credit facility.

7. LEASE AND OTHER OBLIGATIONS

As at	December 31, 2024	December 31, 2023
Lease obligations, beginning of year	258.8	119.5
Leases acquired through acquisitions	—	106.2
Additions	16.8	61.8
Accretion (Note 10)	24.1	14.5
Settlements	(69.5)	(43.6)
Foreign exchange	4.4	0.4
Lease obligations, end of year	234.6	258.8

Other obligations, beginning of year	147.4	137.0
Additions	112.4	—
Accretion (Note 10)	15.4	19.1
Settlements	(167.2)	(8.7)
Loss on settlement	4.4	—
Other obligations, end of year	112.4	147.4
Lease and other obligations, end of year	347.0	406.2
Lease and other obligations current portion	64.5	43.8
Lease and other obligations long-term portion	282.5	362.4

Other obligations, beginning of the period included an asset-backed financing agreement on certain processing facility interests with a maturity date of January 1, 2031. This asset-backed financing arrangement gave the Company the option to repurchase the processing facilities interest at any time at specified prices. On July 15, 2024, Strathcona exercised this repurchase option for $157.6 million.

On August 9, 2024 Strathcona entered into a new asset-backed financing agreement backed by its interest in certain processing facility interests (the “Financing Agreement”) for $112.4 million, which consideration was provided by way of the lender's concurrent assumption of premiums on bought calls from Strathcona (see Note 14).

The Financing Agreement has a maturity date of July 31, 2029 and bears interest at a fixed rate. Principal and interest payments are due monthly, with principal payments commencing February 1, 2025. The Company may also repurchase the processing facilities interest (the “Repurchase Option”) at any time at the specified prices set out in the Financing Agreement.

17 | STRATHCONA RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

All amounts are expressed in Cdn$ millions unless otherwise noted

The Repurchase Option is a combination of the remaining principal balance and a varying option premium that is dependent on the time of exercise.

8. DECOMMISSIONING PROVISION

As at	December 31, 2024	December 31, 2023
Balance, beginning of year	351.3	291.5
Additions	8.5	1.6
Liabilities acquired through acquisitions	—	3.1
Liabilities disposed	(0.5)	—
Settlements – government grant(1)	0.2	(0.3)
Settlements – other	(35.7)	(37.9)
Changes in estimates	(61.4)	64.6
Accretion (Note 10)	28.3	28.7
Balance, end of year	290.7	351.3
Current portion	40.9	36.6
Long-term portion	249.8	314.7

(1)	Relates to amounts granted to the Company through the Site Rehabilitation Program (Alberta), Dormant Sites Reclamation Program (British Columbia) and the Accelerated Site / Closure Program (Saskatchewan) to pay service companies to complete abandonment and reclamation work.

As at December 31, 2024, the uninflated and undiscounted estimated cash flows required to settle the obligation were $1,040.6 million (December 31, 2023 – $1,012.9 million), which have been inflated at a rate of 2.00% (December 31, 2023 – 2.00%) and discounted using a credit adjusted rate of 10.00% (December 31, 2023 – 8.00%). The expected timing of payment of the cash flows required for settling the obligations are substantially expected to be incurred between 2025 and 2083.

9. OIL AND NATURAL GAS SALES

For the Year Ended December 31,	2024	2023
Bitumen blend	2,576.0	2,280.8
Heavy oil, blended and raw	1,795.7	1,809.1
Light oil and condensate	704.7	431.0
Other natural gas liquids	106.1	79.4
Natural gas	153.9	148.0
Oil and natural gas sales	5,336.4	4,748.3

10. FINANCE COSTS

For the Year Ended December 31,	2024	2023
Accretion of lease obligations (Note 7)	24.1	14.5
Accretion of other obligations (Note 7)	15.4	19.1
Accretion of decommissioning provision (Note 8)	28.3	28.7
Amortization of debt issuance costs	20.5	13.0
Finance costs	88.3	75.3

18 | STRATHCONA RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

All amounts are expressed in Cdn$ millions unless otherwise noted

11. FOREIGN EXCHANGE LOSS (GAIN)

For the Year Ended December 31,	2024	2023
Realized loss (gain) – foreign exchange	0.5	(1.4)
Unrealized loss (gain) – Senior Notes	57.0	(15.6)
Unrealized loss (gain) – Credit facilities(1)	69.8	(47.2)
Unrealized (gain) loss – cross-currency swaps(1)	(68.2)	43.9
Unrealized loss (gain) – other	9.1	(1.8)
Foreign exchange loss (gain)	68.2	(22.1)

(1)	Strathcona enters into CCS contracts, which offset foreign currency risk on USD denominated debt drawn under the bank credit facilities. At maturity, the realized gains and losses relating to USD borrowings will be offset by the realized gains and losses on CCS contracts. See Note 6.

12. SHARE CAPITAL

(a)	Share Capital

	Total Common Shares
	Shares	$
Balance as at December 31, 2024 and December 31, 2023	214.2	3,590.5

(b)	Net Income (Loss) per Share

Basic and diluted per share amounts are calculated as net income divided by the weighted average number of common shares outstanding. At December 31, 2024 and 2023, the Company had no dilutive instruments outstanding.

For the Year Ended December 31,	2024	2023
Weighted average common shares (millions) – basic and diluted	214.2	199.9

(c)	Dividends

During the year ended December 31, 2024, Strathcona declared and paid total dividends of $107.1 million, or $0.50 per common share ($nil - in the year ended December 31, 2023).

On March 4, 2025, the Board declared a quarterly dividend of $0.26 per common share to be paid on March 31, 2025 to all shareholders of record on March 21, 2025.

19 | STRATHCONA RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

All amounts are expressed in Cdn$ millions unless otherwise noted

13. INCOME TAXES

Estimated future income tax deductions

The Company has approximately $5,595.4 million of estimated future income tax deductions, in various taxpool categories, available at December 31, 2024 (December 31, 2023 - $6,081.1 million).

Total income tax expense

	2024	2023
Current	—	(46.9)

Deferred
Origination and reversal of temporary differences	215.2	255.2
Change in expected statutory tax rates	(3.6)	(0.8)
Adjustments for prior years	16.3	41.8
Change in unrecognized tax losses	21.4	—
	249.3	296.2
Total income tax expense	249.3	249.3

During the year ended December 31, 2023, a current tax recovery of $46.9 million was recorded upon filing of the final tax return of Serafina Energy Ltd., which resulted from an income tax election to apply fair value treatment to financial derivative contracts. The current tax recovery was offset by a corresponding deferred tax expense due to the liability recorded by Strathcona to reflect the income inclusion related to the election filed.

Reconciliation of effective tax rate

	2024	2023
Net income before income tax	853.0	836.5
Expected tax rate	24.1%	24.3%
Expected income tax expense	205.9	203.6
Non-deductible expenses	0.2	0.3
Change in unrecognized tax losses	21.4	—
Change in expected statutory tax rates	(3.6)	(0.8)
Adjustments for prior years	16.3	41.8
Other	9.1	4.4
Total income tax expense	249.3	249.3

20 | STRATHCONA RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

All amounts are expressed in Cdn$ millions unless otherwise noted

Recognized deferred income tax asset and liabilities

The movement in deferred income tax assets and liabilities is as follows:

	January 1, 2024	Recognized in earnings	December 31, 2024
Deferred income tax assets
Financial derivative contracts	25.3	(15.5)	9.8
Decommissioning provision	85.5	(15.3)	70.2
Lease and other obligations	62.8	(6.2)	56.6
Non-capital losses	530.7	(112.5)	418.2
Financing costs	3.7	0.1	3.8
Other	52.3	1.9	54.2
	760.3	(147.5)	612.8

Deferred income tax liabilities
Deferred partnership income	(7.2)	(4.2)	(11.4)
Property, plant and equipment	(1,494.5)	(97.6)	(1,592.1)
	(1,501.7)	(101.8)	(1,603.5)
Deferred tax liability	(741.4)	(249.3)	(990.7)

	January 1, 2023	Recognized in earnings	December 31, 2023
Deferred income tax assets
Financial derivative contracts	51.8	(26.5)	25.3
Decommissioning provision	71.1	14.4	85.5
Lease and other obligations	29.4	33.4	62.8
Non-capital losses	716.9	(186.2)	530.7
Financing costs	4.5	(0.8)	3.7
Other	59.6	(7.3)	52.3
	933.3	(173.0)	760.3

Deferred income tax liabilities
Deferred partnership income	(61.3)	54.1	(7.2)
Property, plant and equipment	(1,317.2)	(177.3)	(1,494.5)
	(1,378.5)	(123.2)	(1,501.7)
Deferred tax liability	(445.2)	(296.2)	(741.4)

Non-capital losses

Expiry Year	2031	2032	2033	2034	2035	Thereafter	Total
Non-capital loss balances	42.2	479.6	327.8	273.9	37.5	546.6	1,707.6

Unrecognized deferred income tax assets

A temporary difference has not been recognized in respect of the following items:

	2024	2023
Property, plant and equipment	155.7	80.2
Capital losses	67.8	67.7
Scientific research and experimental development income tax credits	4.5	—
	228.0	147.9

21 | STRATHCONA RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

All amounts are expressed in Cdn$ millions unless otherwise noted

14. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

At December 31, 2024, the Company’s financial instruments include accounts receivable, risk management contracts, CCS contracts, the Sable remediation fund, accounts payable and accrued liabilities, cross-currency swaps, other obligations and debt.

The estimated fair values of the financial instruments have been determined based on the Company’s assessment of available market information. These estimates may not necessarily be indicative of the amounts that could be realized or settled in a market transaction. The fair values of the financial instruments, other than the Company’s risk management contracts and debt approximate their carrying amounts due to the short-term maturity of these instruments.

The Company’s risk management contracts and CCS contracts were classified as Level 1 in the fair value hierarchy. For purposes of estimating the fair value of these instruments, the Company used quoted market prices in active markets for identical assets or liabilities.

The Company’s Senior Notes were classified as Level 1 in the fair value hierarchy. At December 31, 2024, the fair value of the Company’s Senior Notes was $720.0 million. The fair value of all other debt approximates its carrying amount given the indexed rates of interest.

The Company’s activities expose it to a variety of financial risks that arise as a result of its exploration, development, production and financing activities. These risks include credit risk, liquidity risk and market risk. There have been no significant changes in the Company’s risk management policies or exposures during the year ended December 31, 2024.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. This will arise principally from outstanding receivables related to oil and natural gas customers, counterparties related to financial derivative contracts and joint interest partners.

On entering into any business contract, the extent to which the arrangement exposes the Company to credit risk is considered. The Company’s policy to mitigate credit risk associated with these balances is to establish relationships with reputable counterparties, review the financial capacity of its counterparties, may request prepayment and, in certain circumstances, the Company may seek enhanced credit protection from a counterparty or purchase accounts receivable insurance. Receivables from oil and natural gas sales are generally collected on or about the 25th day of the month following production. Joint operations receivables are typically collected within one to three months of the invoice being issued.

The Company’s maximum exposure to credit risk at December 31, 2024 is in respect of accounts receivable, risk management assets and CCS, net of expected credit losses provision. As at December 31, 2024, $1.2 million of accounts receivable were past due, all of which were considered collectable (December 31, 2023 – $2.1 million).

The following table provides a summary of the Company’s maximum exposure to credit risk:

As at	December 31, 2024	December 31, 2023
Oil and natural gas sales	325.5	298.3
Joint interest partners	5.1	7.1
Other	20.0	30.8
	350.6	336.2
Allowance for credit losses	(2.4)	(1.6)
Accounts receivable	348.2	334.6
Cross-currency swap asset	28.6	—
Risk management asset	47.0	41.3
Total credit exposure	423.8	375.9

The oil and gas industry has a pre-arranged monthly clearing day for payment of revenues from all buyers of oil and natural gas; this occurs on or about the 25th day following the month of sale. As a result, the Company’s oil and natural gas sales receivables are current. All other accounts receivable are generally contractually due within 30 days.

The Company had no external customer exceeding 10% of total oil and natural gas sales for the year ended December 31, 2024 (December 31, 2023 – one external customer for 16% or $738.0 million). Included in accounts receivable at December 31, 2024 was $325.5 million of accrued sales revenue for December 2024 production (December 31, 2023 - $298.3 million for

22 | STRATHCONA RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

All amounts are expressed in Cdn$ millions unless otherwise noted

December 2023 production). At December 31, 2024, one external customer accounted for approximately 10% or $31.3 million of the total accounts receivable balance (December 31, 2023 – two external customers for 31% or $104.6 million).

Credit risk related to joint interest receivables is mitigated by obtaining partner approval of significant capital expenditures prior to expenditure and in certain circumstances may require cash deposits in advance of incurring financial obligations on behalf of joint interest partners. The Company may have the ability to withhold production from joint interest partners in the event of non-payment or may be able to register security on the assets of joint interest partners.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company regularly prepares and updates budgets and forecasts in order to monitor its liquidity and ability to meet its financial obligations and commitments, including the ability to comply with financial covenants. As of the date of these financial statements, management's forecasts for Strathcona indicate that financial covenants for the next twelve months will be met under the Credit Facilities and that the Company has sufficient resources to manage the working capital deficit.

At December 31, 2024, the Company had availability under the Revolving Credit Facility of $760.1 million after considering letters of credit outstanding. At December 31, 2023, availability under the Revolving Credit Facility was $211.8 million, see Note 6.

Future liquidity depends on the ability of Strathcona to access debt markets, availability under credit facilities, availability of additional equity, cash flow from operations and the ability to comply with financial covenants. Various industry risk factors, including uncertainty around improvements in global commodity prices and pipeline and transportation capacity constraints in Western Canada, may adversely affect Strathcona’s future liquidity.

At December 31, 2024, the Company had a working capital deficit of $545.6 million (December 31, 2023 - $415.3 million). The deficit primarily results from accounts payable and accrued liabilities exceeding accounts receivable.

The following tables detail the cash flows and contractual maturities of the Company’s financial liabilities:

As at December 31, 2024	Total	<1 year	1-3 years	4-5 years	> 5 years
Revolving Credit Facility(1) (Note 6)	1,738.3	—	1,738.3	—	—
Senior Notes(2) (Note 6)	818.0	49.4	768.6	—	—
Accounts payable and accrued liabilities	918.7	918.7	—	—	—
Risk management contract liability	87.7	44.6	43.1	—	—
Lease and other obligations(3) (Note 7)	473.7	91.4	151.6	143.8	86.9
Total	4,036.4	1,104.1	2,701.6	143.8	86.9

(1)	Contractual amount reflects contracted settlement price on cross-currency interest rate swap ("CCS") contracts and excludes future interest payments on borrowings.

(2)	Amounts represent repayment of the Senior Notes ($719.2 million) and associated interest payments ($98.8 million) based on the foreign exchange rate in effect on December 31, 2024.

(3)	Amounts relate to undiscounted payments for lease and other obligations. The estimation of future cash payments related to other obligations reflects minimum required payments and may change based on the principal and interest payment options taken. See Note 7.

Market risk

Market risk is the risk that the future fair value or cash flows of a financial instrument will fluctuate due to changes in market prices. Market risk is composed of commodity price risk, foreign exchange risk and interest rate risk.

As at December 31, 2024, the following table summarizes the fair values of the Company’s risk management contracts (excluding cross-currency interest rate swaps):

23 | STRATHCONA RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

All amounts are expressed in Cdn$ millions unless otherwise noted

	December 31, 2024
As at	Commodity	Foreign Exchange	Interest Rate	Total
Risk management asset – current	47.0	—	—	47.0
Risk management liability – current	—	(43.0)	(1.6)	(44.6)
Risk management liability – long-term	—	(14.1)	(29.0)	(43.1)
Total (liability) asset	47.0	(57.1)	(30.6)	(40.7)

	December 31, 2023
As at	Commodity	Foreign Exchange	Interest Rate	Total
Risk management asset – current	23.5	—	17.8	41.3
Risk management liability – current	(101.9)	(23.5)	—	(125.4)
Risk management liability – long-term	—	(4.6)	(15.0)	(19.6)
Total (liability) asset	(78.4)	(28.1)	2.8	(103.7)

The Company’s (loss) gain risk management contracts was as follows:

For the Year Ended December 31,	2024	2023
Loss on risk management contracts - realized(1)	(107.0)	(42.4)
Gain on risk management contracts - unrealized	63.0	112.0
Total (loss) gain on risk management contracts	(44.0)	69.6

(1)	During the year ended December 31, 2024, the Company settled premiums associated with expired bought calls for non-cash consideration of $112.4 million (see Note 7 and 17).

Commodity price risk

The Company’s operational results and financial condition are largely dependent on the commodity price received for oil and natural gas production. Commodity prices may be impacted by global and regional factors including supply and demand fundamentals, inventory levels, exchange rates, global pandemic or natural disasters and respective responses from various levels of government, economic and geopolitical factors. Changes in commodity prices could have a significant positive or negative impact on Strathcona's net income.

The following table summarizes the Company’s risk management contracts as at December 31, 2024:

Term	Contract(1)	Index	Currency	Volume	Units	Price
Jan 1, 2025 - Dec 31, 2025	Swap	WCS	USD	45,000	bbl/d	($12.94)
Dec 1, 2024 - Mar 31, 2025	Collar	AECO	CAD	30,000	GJ/d	$2.50/$3.51

(1)	For swap contracts, Strathcona receives the fixed price and pays the index. For collars, Strathcona receives the floor price if the index is below the floor and the cap price if the index is above the cap.

The fair value of the Company’s risk management contracts as at December 31, 2024 are sensitive to fluctuations in commodity prices. With all other variables held constant, a 10% increase in commodity prices could increase the unrealized gain on risk management contracts by $35.5 million, impacting income before income taxes. A 10% decrease in commodity prices could reduce the unrealized gain on risk management contracts by $32.9 million, impacting income before income taxes.

Foreign exchange risk

The Company is exposed to fluctuations of the CAD to USD exchange rate given commodity pricing is directly influenced by USD denominated benchmark pricing. In addition, the Company borrows from Credit Facilities in USD and the Senior Notes are denominated in USD.

24 | STRATHCONA RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

All amounts are expressed in Cdn$ millions unless otherwise noted

The following table summarizes the Company's foreign exchange contracts on revenues as at December 31, 2024:

Term	Contract	USD per Month	CAD/USD Floor	CAD/USD Ceiling
Mar 1, 2024 - Feb 27, 2026	Collar	60.0 million	1.2500	1.3800

The following table summarizes the Company's foreign exchange contract on the Senior Notes as at December 31, 2024:

Expiry	Contract	USD	CAD/USD Strike
Jul 31, 2026	Sold Put Option	500.0 million	1.3475

Foreign exchange risk on USD denominated borrowings on the Credit Facilities is offset by entering into CCS contracts at the time of a USD borrowing. As part of the CCS, the CAD/USD foreign exchange rate at the beginning and end of the SOFR borrowing term is fixed so the Company does not have any foreign exchange risk on its USD borrowings. As at December 31, 2024, the Company had CCS contracts outstanding totaling:

Notional (US$)	Maturity Date	Contract Price
1,235.0 million	January 17, 2025	CAD/USD 1.4153

The carrying amounts of the Company’s USD denominated monetary assets and liabilities exposed to fluctuations in the CAD/USD foreign currency exchange rate are as follows:

As at	December 31, 2024	December 31, 2023
(US$)
Assets	110.7	58.7
Liabilities	(622.7)	(738.4)
Net liabilities	(512.0)	(679.7)

With all other variables held constant, a $0.01 change in the CAD/USD foreign exchange rate at December 31, 2024 would result in a change in USD denominated monetary assets and liabilities and change income before income taxes by $5.1 million (December 31, 2023 – $6.8 million).

Interest rate risk

The Company is exposed to movements in floating interest rates on the Revolving Credit Facility and other liabilities. At December 31, 2024, the following risk management contracts were in place to fix interest rates:

Notional (C$)	Term(1)	Contract	Index	Contract Price
1,500.0 million	Oct 1, 2024 - Apr 30, 2030	Swap	CORRA	2.9453%

(1)	The swap contracts have a term to April 30, 2030. The counterparties have an option to terminate the swap effective May 1, 2028, which is exercisable on April 28, 2028.

At December 31, 2024, an increase or decrease to interest rates of 50 basis points would result in a $1.2 million impact on annualized interest expense (December 31, 2023 - $3.6 million), impacting income before income taxes. The Company is not exposed to interest rate risk on the Senior Notes and other obligations as they bear a fixed interest rate.

Capital management

The Company’s policy is to maintain a strong capital base for the objectives of maintaining financial flexibility, creditor and market confidence and to sustain the future development of the business. The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying petroleum and natural gas assets. The Company considers its capital structure to include equity, long-term debt and working capital.

25 | STRATHCONA RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

All amounts are expressed in Cdn$ millions unless otherwise noted

15. COMMITMENTS AND CONTINGENCIES

As at December 31, 2024, the Company is committed to the following non-cancellable payments:

	Total	< 1 year	1-3 years	4-5 years	> 5 years
Transportation and processing commitments	2,052.7	284.4	507.2	427.2	833.9
Capital commitments	139.0	136.0	3.0	—	—
Other	27.2	13.8	10.9	2.5	—
Total	2,218.9	434.2	521.1	429.7	833.9

16. RELATED PARTY TRANSACTIONS

For the year ended December 31, 2024, there were no related party transactions other than key management compensation.

Key management personnel of the Company include its officers and directors. Amounts recorded by the Company relating to compensation of directors and officers were as follows:

For the Year Ended December 31,	2024	2023
Key management compensation	21.8	13.4

17. SUPPLEMENTAL CASH FLOW INFORMATION

Changes in non-cash working capital

For the Year Ended December 31,	2024	2023
Source (use) of cash:
Accounts receivable	(13.6)	18.6
Inventory	(3.2)	17.2
Prepaid expenses and deposits	(1.9)	(9.2)
Accounts payable and accrued liabilities	129.2	41.6
Deferred revenue	19.9	(12.5)
	130.4	55.7

Related to operating activities	92.1	4.3
Related to financing activities	—	0.6
Related to investing activities	38.3	50.8

Items not involving cash

For the Year Ended December 31,	2024	2023
Depletion, depreciation and amortization (Note 5)	873.5	732.9
Unrealized gain on risk management contracts (Note 14)	(63.0)	(112.0)
Unrealized loss (gain) on foreign exchange (Note 11)	67.7	(20.7)
Unrealized gain on Sable remediation fund	(0.1)	(0.2)
Finance costs (Note 10)	88.3	75.3
Settlements – government grant (Note 8)	0.2	(0.3)
Loss on settlement of other obligations (Note 7)	4.4	—
Realized loss on deferred premium settlement (Note 14)	112.4	—
Deferred tax expense (Note 13)	249.3	296.2
	1,332.7	971.2

26 | STRATHCONA RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

All amounts are expressed in Cdn$ millions unless otherwise noted

18. SEGMENT INFORMATION

The Company has identified three operating segments through examination of the Company’s performance which is based on the similarity of services and goods provided and economic characteristics exhibited by the operating segments. The three operating segments are:

• Cold Lake, which includes the development and production of bitumen in the Cold Lake region of Northern Alberta;

• Lloydminster, which includes the development and production of heavy oil through enhanced oil recovery and thermal steam-assisted gravity drainage ("SAGD") methods in Southeast Alberta and Southwest Saskatchewan; and

• Montney, which includes the development and production of liquids rich natural gas produced from the Montney region in Northwest Alberta and Northeast British Columbia.

The Company reports activities not directly attributable to an operating segment under Corporate.

The following tables present the financial performance by reportable segment and include a measure of segment profit or loss regularly reviewed by management for the noted periods ended December 31, 2024 and 2023. Certain comparative information related to sale of purchased product and purchased product has been allocated by segment to conform with current period presentation. Field operating earnings is the metric used to evaluate segment profit or loss which includes depletion, depreciation and amortization. Field operating income, which excludes depletion, depreciation and amortization, was used to evaluate segment profit or loss in the comparative period.

27 | STRATHCONA RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

All amounts are expressed in Cdn$ millions unless otherwise noted

	Cold Lake		Lloydminster		Montney		Corporate		Consolidated
For the Year Ended December 31,	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Segment revenues
Oil and natural gas sales	2,576.0	2,279.2	1,797.1	1,812.5	963.0	655.5	0.3	1.1	5,336.4	4,748.3
Sale of purchased product	18.3	20.1	26.0	12.2	—	—	30.7	14.0	75.0	46.3
Royalties	(385.3)	(323.3)	(181.7)	(175.1)	(95.7)	(58.5)	—	—	(662.7)	(556.9)
Oil and natural gas revenues	2,209.0	1,976.0	1,641.4	1,649.6	867.3	597.0	31.0	15.1	4,748.7	4,237.7

Segment expenses
Purchased product	18.2	19.5	25.8	11.9	—	—	31.0	15.1	75.0	46.5
Blending costs	929.9	888.1	151.6	170.2	—	—	—	—	1,081.5	1,058.3
Production and operating	323.9	372.3	316.5	336.8	171.3	87.2	—	—	811.7	796.3
Transportation and processing	87.7	80.4	276.2	293.7	213.1	108.8	—	—	577.0	482.9
Depletion, depreciation and amortization	167.1	148.9	411.1	423.2	278.5	145.9	16.8	14.9	873.5	732.9
	1,526.8	1,509.2	1,181.2	1,235.8	662.9	341.9	47.8	30.0	3,418.7	3,116.9
Field operating earnings	682.2	466.8	460.2	413.8	204.4	255.1	(16.8)	(14.9)	1,330.0	1,120.8

Loss on risk management contracts							44.0	(69.6)	44.0	(69.6)
Other income							(0.1)	(1.0)	(0.1)	(1.0)
General and administrative							101.1	91.9	101.1	91.9
Interest							170.2	206.2	170.2	206.2
Transaction related costs							1.0	3.8	1.0	3.8
Finance costs							88.3	75.3	88.3	75.3
Foreign exchange loss (gain)							68.2	(22.1)	68.2	(22.1)
Unrealized loss on Sable remediation fund							(0.1)	(0.2)	(0.1)	(0.2)
Loss on settlement of other obligations							4.4	—	4.4	—
Income before income taxes									853.0	836.5
Current tax recovery									—	(46.9)
Deferred tax expense									249.3	296.2
Income and comprehensive income									603.7	587.2

	Cold Lake		Lloydminster		Montney		Corporate		Consolidated
For the Year Ended December 31,	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Capital expenditures	371.7	306.0	445.2	360.5	470.3	351.0	9.0	10.9	1,296.2	1,028.4
Decommissioning costs(1)	0.3	1.8	14.4	20.7	20.8	15.7	—	—	35.5	38.2

(1)	Decommissioning costs include amounts granted to the Company through the Site Rehabilitation Program (Alberta), Dormant Sites Reclamation Program (British Columbia) and the Accelerated Site Closure Program (Saskatchewan) to pay service companies to complete abandonment and reclamation work.

28 | STRATHCONA RESOURCES LTD.